

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Kun Dai
Chief Executive Officer
Uxin Ltd
21/F, Donghuang Building
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
People's Republic of China

      Re: Uxin Ltd
           Registration Statement on Form F-3
           Filed November 2, 2022
           File No. 333-268111

Dear Kun Dai:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cogency Global
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